KITTLE CAPITAL MARKETS, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2015

CREDITS	
Total Member's Equity	$ 37,608
DEBITS	
Non-allowable Assets:	
Prepaid expenses and other	9,000
Total Non-allowable Assets	9,000
NET CAPITAL COMPUTED	28,608
MINIMUM NET CAPITAL REQUIRED	5,000
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 23,608
AGGREGATE INDEBTEDNESS - Accounts payable and accrued expenses	$ 9,736
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.34 to 1
RECONCILIATION OF NET CAPITAL	
Net Capital Per Form X-17A-5, Part II A (FOCUS Report)	$ 28,608
Net Capital Per Above	$ 28,608